EXHIBIT 99.1
                                                                    ------------

For immediate release:                  Pfizer Contacts:
February 20, 2008                       Shreya Jani (media)
                                        (212) 733-4889

                                        Jennifer Davis (investors)
                                        (212) 733-0717

                                        Encysive Contacts:
                                        Ann Tanabe (investors)
                                        (713) 796-8822

                                        Dan Budwick, BMC Communications
                                        (212) 477-9007, ext. 14 (media)


                   PFIZER TO ACQUIRE ENCYSIVE PHARMACEUTICALS
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             ACQUISITION WILL EXTEND PRESENCE IN PULMONARY ARTERIAL
           HYPERTENSION WITH PRODUCT LAUNCHED IN SEVERAL EU COUNTRIES; PFIZER PLANS PIVOTAL TRIAL TO SUPPORT REGISTRATION IN THE U.S.


NEW YORK, NY and HOUSTON, TX, February 20 -- Pfizer Inc today announced that it has entered into an agreement to acquire Encysive Pharmaceuticals Inc. (NASDAQ:
ENCY), a publicly held biopharmaceutical company whose product for the treatment of pulmonary arterial hypertension (PAH) is commercially available in much of the European Union and is approved in other markets.

Under the terms of the agreement, Pfizer will make a cash tender offer for all issued and outstanding shares of Encysive for $2.35 per share, representing an equity value of approximately $195 million. Following completion of the tender offer, a subsidiary of Pfizer will merge with Encysive, with the outstanding Encysive shares not tendered pursuant to the tender offer converted into the right to receive the per share price paid under the offer. Upon Pfizer's acquisition of Encysive, Pfizer will assume Encysive's change of control



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repurchase obligations under its 2.5% convertible senior notes. The Board of
Directors of Encysive has unanimously approved the merger agreement and unanimously recommends that Encysive stockholders accept the tender offer and tender their shares.

Pfizer will acquire the rights to THELIN(R) (sitaxsentan sodium), an oral, once-daily endothelin A receptor antagonist (ETRA) for the treatment of PAH, as well as Encysive's other pipeline candidates. THELIN has been approved for marketing in the European Union (EU), and is currently available in many EU states, including the United Kingdom, Germany, Ireland, Spain, France, Italy, Belgium, Luxembourg and the Netherlands. THELIN has also been approved in Australia and Canada. In the United States, THELIN has been the subject of three approvable letters from the U.S. Food and Drug Administration (FDA). Pfizer plans to conduct a pivotal Phase III trial to support registration in the U.S.

"The process initiated in July of 2007 to review Encysive's strategic alternatives led us to consider a range of opportunities for increasing shareholder value," commented George W. Cole, president and chief executive officer of Encysive. "After a thorough analysis, Encysive's Board of Directors concluded that this cash transaction with Pfizer represents the best option for our shareholders now. Pfizer has come with a superior offer and with an in-depth understanding of pulmonary arterial hypertension, our primary therapeutic focus. We look forward to working with representatives of Pfizer in finalizing this transaction, and in transitioning our U.S. and EU operations."

"The acquisition of Encysive will add growing, near-term revenue from the European market and increase our already strong presence in the cardio-respiratory arena with a product that complements REVATIO(TM), a PAH



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treatment that was discovered and developed by Pfizer researchers," said Ian
Read, president of Pfizer's Worldwide Pharmaceutical Operations. "We look forward to applying Pfizer's significant resources to the launch of THELIN in additional countries."

"Our commitment to pursue compelling science taking place outside of our laboratories is ongoing, and the acquisition of Encysive is an example of that effort," added Martin Mackay, Ph.D., president of Pfizer Global Research and Development. "With this agreement, we will gain an important marketed product in PAH and will have the opportunity to complete the development of this new medicine to treat this devastating disease."

PAH is a progressive, incurable disease that is estimated to affect 100,000 to 200,000 people in North America and Europe, including about 55,000 persons in the United States. It may be of unknown cause (idiopathic) or secondary to other disorders such as connective tissue disease. Though relatively rare, the disease affects men and women of all races and ages, but is more common among women aged 20 through 40. The disease may be misdiagnosed as asthma, anemia or chronic obstructive pulmonary disease.

PAH is characterized by high blood pressure and structural changes in the walls of the pulmonary arteries, the blood vessels that connect the right side of the heart to the lungs. In PAH, the pulmonary arteries become thickened and constricted, forcing the heart to work harder to pump blood through the lungs. Over time, the heart is unable to keep up, and blood flow and oxygenation become inadequate to meet the body's demands. This can lead to breathlessness, fatigue, dizziness, fainting, edema, chest pain and the development of heart failure.




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THELIN works by blocking the action of endothelin-1, a potent mediator of blood vessel constriction. THELIN acts to dilate the constricted blood vessels, thereby reducing pulmonary arterial pressure and thus the demands on the right side of the heart improving exercise tolerance.

The transaction is expected to close in the second quarter of 2008, subject to customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the acquisition by Pfizer of a majority of Encysive's shares in the tender offer. Lazard Freres and Co., LLC, and Weil, Gotshal & Manges LLP advised Pfizer on this transaction. Morgan Stanley and Covington & Burling LLP advised Encysive.

More information on both companies, THELIN and PAH is available at www.pfizer.com and www.Encysive.com.


                                    # # # # #

DISCLOSURE NOTICE: The information contained in this release is as of February 20, 2008. Except to the extent required by law, neither Pfizer nor Encysive assume any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.

This release contains forward-looking information about an agreement by Pfizer to acquire Encysive Pharmaceuticals Inc. and about Encysive's products and drug candidates and the potential benefits of such products and drug candidates. Such information involves substantial risks and uncertainties including, among other things, the satisfaction of conditions to closing the agreement; the uncertainties inherent in commercial, research and development activities; decisions by regulatory authorities regarding whether and when to approve any drug applications for such drug candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such drug candidates; and competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer's and Encysive's Annual Reports on Form 10-K for the fiscal year ended December 31, 2006 and in its reports on Form 10-Q and Form 8-K.





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IMPORTANT ADDITIONAL INFORMATION: The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Encysive. At the time the tender offer is commenced, Explorer Acquisition Corp. and Pfizer intend to file a Tender Offer Statement on Schedule containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Encysive intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Pfizer and Encysive intend to mail these documents to the stockholders of Encysive. These documents will contain important information about the tender offer and stockholders of Encysive are urged to read them carefully when they become available. Stockholders of Encysive will be able to obtain a free copy of these documents (when they become available) at www.pfizer.com and www.encysive.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/.